Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

May 3, 2021

Samantha Brutlag, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust

File Nos. 333-156529 and 811-22263

Dear Ms. Brutlag:

This letter responds to comments relating to Post-Effective Amendment No. 323 (“PEA No. 323”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (“Registrant”). PEA No. 323 was filed on March 31, 2021 in order to (i) make revisions to the investment objectives and principal investment strategies for the Trust’s 6 Meridian Quality Dividend Yield ETF, 6 Meridian Quality Growth ETF and 6 Meridian Quality Value ETF (the “Funds”) and (ii) incorporate comments received from the SEC staff regarding Registrant’s Post-Effective Amendment No. 313 (“PEA No. 313”), which was filed on February 3, 2021 for the purpose of registering the Funds. For ease of reference, set forth below are your comments followed by the Registrant’s responses.

1.	Comment. Please note that comments given to one of the Funds apply to each of the Funds as appropriate.

Response. Registrant represents that comments have been applied to each Fund as appropriate.

2.	Comment. Please provide a completed fee table and expense example for each Fund at least one week before the effective date of the Funds’ registration statement.

Response. Registrant represents that the requested information has been provided under separate cover.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

May 3, 2021

3.	Comment. To avoid confusion given that the Funds are non-diversified, please consider changing the word “diversified” in the first sentence of each Fund’s principal investment strategy.

Response. Registrant represents that the word “diversified” has been deleted.

4.	Comment. With respect to the principal risks, please disclose –

(a)	The risk that the ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the ETF shares bought or sold. For clarity, please consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV.

(b)	The risk that in stressed market conditions the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response. Registrant represents that the principal risk disclosure has been reviewed and the requested disclosure has been added as needed.

5.	Comment. Please consider disclosing risk relating to premiums and discounts.

Response. Registrant represents that the requested disclosure has been added.

6.	Comment. With respect to the limited authorized participant risk factor, please disclose that in times of market stress authorized participants and market makers may step away from their roles.

Response. Registrant represents that the requested disclosure has been added.

7.	Comment. With respect to the fourth sentence of the second paragraph of each Fund’s principal investment strategy, please confirm that the sentence is accurate in connection with the statement that “the highest values are least favorable”.

Response. According to the Funds’ investment sub-adviser, the referenced sentence is accurate.

8.	Comment. With respect to the last sentence of the second paragraph of the principal investment strategy of the 6 Meridian Quality Dividend Yield ETF, please explain how often it is adjusted to reflect equal weights.

Response. According to the Fund’s investment sub-adviser, the Fund’s portfolio will be adjusted on a semi-annual basis to reflect equal weights.

May 3, 2021

9.	Comment. With respect to the When Issued Securities section on page 3 of the Statement of Additional Information, please confirm that the reference to a “company’s index membership” is still applicable now that the Funds are actively managed.

Response. Registrant represents that the reference has been deleted.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum